Exhibit (a)(5)

RBC Funds Trust

Officer’s Certificate

THE UNDERSIGNED, Secretary of RBC Funds Trust (the “Trust”), a multi-series Delaware statutory trust registered as an open-end management investment company under the Investment Company Act of 1940, as amended, does hereby certify that the following resolutions creating an additional series of the Trust, were duly adopted at a meeting of the Board of Trustees on September 13, 2012, all in accordance with the laws of the State of Delaware and pursuant to Article VIII, Section 6 of the Agreement and Declaration of Trust of the Trust:

WHEREAS, management of RBC Funds Trust (the “Trust”) has recommended to the Board of Trustees (the “Board”) of the Trust that an additional series of shares of beneficial interest of the Trust be established and designated, as hereafter described; and

WHEREAS, Section 1 of Article III of the Agreement and Declaration of Trust of the Trust provides that the beneficial interest of the Trust is divided into an unlimited number of shares, and Section 6 of Article III authorizes the Board to divide the shares into separate series, and to divide such series into separate classes of shares, with such variations in the relative rights and preferences between the different series or classes as shall be fixed and determined by the Board; and

WHEREAS, the Board desires to establish and designate one additional series of shares of beneficial interest in the Trust (along with a single class of shares of such series).

NOW, THEREFORE, IT IS

RESOLVED, that pursuant to Sections 1 and 6 of Article III of the Trust Instrument, the further division of shares of beneficial interest of the Trust into a distinct series, to be named RBC BlueBay Absolute Return Fund (the “New Series”), and the further division of the New Series into one new class of shares to be named Class I shares, or such other name as the proper officers of the Trust determine in their discretion to use, and the creation, establishment and designation of the New Series be, and hereby is, approved; and it is

FURTHER RESOLVED, that said New Series and class be subject to the rights, preferences, voting powers, restrictions, limitations to dividends, qualifications and terms of redemption as set forth in the Trust Instrument, except to the extent any differences, not inconsistent with said Trust Instrument, are expressly approved by a majority of the Trustees by resolution or written instrument; and it is

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized and empowered to take all actions as they or any of them in his or her sole discretion deems necessary or appropriate to carry out the intents and purposes of the foregoing, such determination to be conclusively evidenced by such actions; and it is

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized and directed to prepare a certificate evidencing the Board’s above establishment and designation of the Trust’s additional series and class of shares of beneficial interest and to insert a copy of such certificate in the Trust’s minute book and to see that a copy is kept at the Trust’s principal office for the transaction of its business.

IN WITNESS WHEREOF, I have hereunto set my hand as such officer of the Trust as of the 23rd day of September, 2013.

RBC FUNDS TRUST

By:	/s/ Lee Thoresen
Lee Thoresen Secretary